As filed with the Securities and Exchange Commission on December 23, 2009

Registration No. 333-13360

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

POLSKI KONCERN NAFTOWY ORLEN S.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
POLAND
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Articles number 12, 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 19, 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 16, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 12

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of April 10, 2001, as amended and restated as of ___________, 2009, among Polski Koncern Naftowy ORLEN S.A., The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, December 23, 2009.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Bearer Shares of the Par Value of Zł1.25 each, of Polski Koncern Naftowy ORLEN S.A..

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Anthony Moro

Name: Anthony Moro

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, Polski Koncern Naftowy ORLEN S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Plock, Poland on December 23, 2009.

POLSKI KONCERN NAFTOWY ORLEN S.A.

By:  /s/ Dariusz Jacek Krawiec
Name: Dariusz Jacek Krawiec
Title:   President of the Management Board

By:  /s/ Slawomir Jedrzejczyk
Name: Slawomir Jedrzejczyk
Title:  Vice President of the Management Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on December 23, 2009.

/s/ Dariusz Jacek Krawiec Name: Dariusz Jacek Krawiec President of the Management Board and Principal Executive Officer
/s/ Sławomir Jedrzejczyk Name: Sławomir Jedrzejczyk Vice President of the Management Board and Principal Financial and Accounting Officer
Name: Wojciech Kotlarek Member of the Management Board
/s/ Krystian Pater Name: Krystian Pater Member of the Management Board
/s/ Marek Serafin Name: Marek Serafin Member of the Management Board
/s/ Maciej Mataczyński Name: Maciej Mataczyński Chairman of the Supervisory Board
/s/ Marek Karabula Name: Marek Karabula Vice Chairman of the Supervisory Board
/s/ Grzegorz Borowiec Name: Grzegorz Borowiec Member of the Supervisory Board
/s/ Krzysztof Kołach Name: Krzysztof Kołach Member of the Supervisory Board
/s/ Grzegorz Michniewicz Name: Grzegorz Michniewicz Member of the Supervisory Board
__________________________________ Name: Jarosław Rocławski Member of the Supervisory Board
/s/ Angelina Sarota Name: Angelina Sarota Member of the Supervisory Board
/s/ Piotr Wielowieyski Name: Piotr Wielowieyski Member of the Supervisory Board
/s/ Janusz Zieliński Name: Janusz Zieliński Member of the Supervisory Board
The Bank of New York Mellon By: /s/ Joanne F. Di Giovanni Name: Joanne F. Di Giovanni Title: Vice President Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of April 10, 2001, as amended and restated as of ___________, 2009, among Polski Koncern Naftowy ORLEN S.A., The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

4	Previously filed.